Level 24, Lee Garden One, 33 Hysan Avenue

Causeway Bay, Hong Kong SAR

May 30, 2025

Office of Crypto Assets

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Messrs. David Lin and David Gessert

Re:	Abits Group Inc
Registration Statement on Form F-3
Filed January 21, 2025
File No. 333-284387

Dear Mr. Lin and Mr. Gessert:

In response to the comments set forth in the letter dated February 7, 2025 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), I am writing to supply additional information requested from Abits Group Inc (the “Company,” “we” or “our”). For ease of reference, we have recited the Staff’s comments in this response and numbered them accordingly. Amendment No. 1 to the Registration Statement on Form F-3 (the “Form F-3/A”) is being filed to accompany this letter. Capitalized terms used herein shall have the meanings ascribed to them in the Common Letter unless otherwise defined herein.

Registration Statement on Form F-3

General

1.	Please confirm that you will include in future Exchange Act filings all applicable disclosures you include, or will include, in this registration statement in response to our comments.

Response: We hereby confirm that we will include in future Exchange Act filings all applicable disclosures that have been included, or will be included, in this registration statement in response to the Staff’s comments.

Cover Page

2.	Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a British Virgin Islands holding company with part of your operations conducted by your subsidiaries based in China and that this structure involves unique risks to investors. Disclose that investors may never hold equity interests in the Chinese operating companies. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure, including within any disclosure you incorporate by reference, as applicable.

Response: The Company respectively acknowledges the Staff’s comments. In response, we have revised the disclosures on the prospectus cover page to address the Staff’s above comments to the extent that they apply. However, we have also included additional factual details in the disclosures in the Form F-3/A to clarify that most of the disclosure requirements listed in the Commission’s Sample Letter to China-Based Companies should not apply to the Company and its subsidiaries. Specially, the Company is not a China-based company nor does it have the majority of its operations in China. The disclosures in the Form F-3/A have stated the fact that the Company is based in the United States and has all of its bitcoin mining operations conducted in the U.S. The Company’s mainland China subsidiary does not conduct any of the Company’s revenue generating activity and its sole function is to provide administrative support to the Company and its two U.S. subsidiaries, which are the only entities within our organization conducting revenue generating operations. The Company’s Hong Kong subsidiary is a holding company and does not conduct substantial business operations. While we have provided relevant risk factor discussions on the cover page and in the Prospectus Summary and Risk Factors sections as requested, we do not believe any regulatory actions the Chinese governmental authorities may take would likely result in a material change in our operations that are based in the U.S. or a material change in the value of the securities we are registering for sale, nor could any such regulatory action cause the value of our securities to significantly decline or become worthless.

3.	Provide prominent disclosure about the legal and operational risks associated with being based in or having some portion of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or antimonopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose the location of your auditor’s headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: We have revised the disclosures on the prospectus cover page of the Form F-3/A in response to the Staff’s comments.

4.	Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under any applicable agreements. State whether any transfers, dividends, or distributions have been made to date among the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. Provide cross-references to the consolidated financial statements.

Response: We have revised the disclosures on the prospectus cover page of the Form F-3/A in response to the Staff’s above comments.

About This Prospectus, page 1

5.	Please revise your definitions of “China” and “PRC” to include Hong Kong and Macau and to clarify that the legal and operational risks associated with operating in China also apply to your operations in Hong Kong. The definitions may clarify that the only time that “China” and the “PRC” do not include Hong Kong or Macau are when you are referencing specific laws and regulations adopted by the PRC. If they do, please revise your disclosure to discuss any commensurate laws or regulations in Hong Kong, if applicable, and any risks and consequences to the company associated with those laws and regulations. As one example, your enforceability of civil liabilities discussion should discuss the enforceability of civil liabilities in Hong Kong.

Response: We have revised the definitions on page 1 of the Form F-3/A in response to the Staff’s comments. We have revised the disclosures with respect to enforceability of civil liabilities beginning on page 41 of the Form F-3/A.

Prospectus Summary, page 3

6.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having some portion of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: We have revised the summary of risk factors and included new risk factors beginning on page 8 of the Form F-3/A in response to the Staff’s comments.

7.	Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your or your subsidiaries’ operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. In this regard, we note your disclosure on page 6 relating to the CSRC “Trial Measures.” Further, with respect to the above, please disclose how you reached your conclusions, including whether you are relying on the opinion of counsel. If you relied on advice of counsel, you should identify counsel and file the consent of counsel as an exhibit to the registration statement. If you did not consult counsel, you should explain why.

Response: We have revised disclosures on page 8 of the Form F-3/A in response to the Staff’s comments and have also filed the consent of counsel as an exhibit to the Form F-3/A.

8.	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under applicable agreements. Quantify any cash flows and transfers of other assets by type that have occurred among the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company or another subsidiary and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed under applicable agreements.

Response: We have included disclosures regarding how cash is transferred through our organization on page 10 of the Form F-3/A in response to the Staff’s comments.

9.	We note your disclosure incorporated by reference from the section entitled “The Holding Foreign Companies Accountable Act” on page 2 of your December 31, 2023 Form 20-F. Please enhance your disclosure to disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely your auditor for a period of two consecutive years, and that as a result an exchange may determine to delist your securities. Please include the enhanced disclosure directly within the “Prospectus Summary” section of your next amended filing.

Response: We have included disclosures with respect to the Holding Foreign Companies Accountable Act on page 9 of the Form F-3/A in response to the Staff’s comments.

Risk Factors, page 11

10.	Please include a separate risk factor disclosing that the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, decreases the number of consecutive “non-inspection years” from three years to two years, and thus, reduces the time before your securities may be prohibited from trading or delisted. In addition, please disclose that the Commission conclusively identified you as a “Commission Identified Issuer” on June 14, 2022. Your revised disclosure should explain why you were identified and provide any additional context necessary for investors to understand the meaning and significance to your operations of this determination. Update your disclosure to describe the potential consequences to you if the PRC adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Response: We have revised the disclosures on page 12 of the Form F-3/A in response to the Staff’s above comments.

11.	Given the Chinese government’s significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

Response: The Company respectively acknowledges the Staff’s above comment. In response, we have included new risk factors beginning on page 13 of the Form F-3/A. We have also included greater details on pages 8 through 9 and elsewhere in the Form F-3/A to support and further discuss our belief that, given that our operations are based in the U.S. and we have no revenue generating business or activity conducted in China, the Chinese government does not have significant oversight and discretion over the conduct and operations of our business, and any influence or control the Chinese government may exercise, if any, would not have material impact our business or the value of our securities. We do not believe the Chinese government would be able to intervene or influence our bitcoin mining operations in the U.S. at any time, nor could it result in a material change in our operations in the U.S. or the value of our securities. Further, we do not believe the regulatory measures adopted by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers apply to us or our mainland China subsidiary. In the event that Bitmatrix’s limited operations were to be impacted by any PRC governmental action, we would transfer the administrative support functions to our U.S. subsidiaries and cease Bitmatrix’s operations. Therefore we do not expect any changes with respect to Bitmatrix’s activity or deregistration would materially and adversely affect our bitcoin mining business, operating results or financial condition.

12.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: The Company respectively acknowledges the Staff’s above comment. Given the facts that our operations are based in the U.S., we have no revenue generating business or activity conducted in China, and the only activity our mainland China subsidiary conducts is limited to intracompany administrative support, we do not believe that the greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, has had any material impact on our business or our securities offerings. We have not received any notification that we or our mainland China subsidiary is not compliant with the regulations or policies that have been issued by the CAC to date. In response to the Staff’s above comment, we have included a risk factor regarding the recent regulatory oversight by the CAC over data security on page 15 of the Form F-3/A.

13.	In your next amendment, please revise the summary risk factors to briefly summarize each of the China-related risk factors discussed in your “Risk Factors” section, including any disclosure you incorporate by reference, as applicable.

Response: we have revised the summary risk factors and included the China-related risk factors discussed in the “Risk Factors” section on page 8 of the Form F-3/A in response to the Staff’s comment.

Enforceability of Civil Liabilities..., page 34

14.	Please revise to address the following points in your next amendment:

●	Expand your enforceability of civil liabilities discussion to address the enforceability of civil liabilities in the PRC and Hong Kong.

Response: We have revised the disclosure on page 42 of the Form F-3/A and included the disclosure regarding enforceability of civil liabilities in the PRC and Hong Kong.

●	We note your disclosure that “[a] majority of our directors and executive officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States.” Please revise to clarify whether any of such individuals are located in the PRC or Hong Kong. If so, please identify the relevant individuals and discuss the difficulty of bringing actions against them and enforcing judgments against them.

Response: We have revised the disclosure on page 41 of the Form F-3/A in response to the Staff’s comment.

●	We note your risk factor titled, “You may face difficulties in protecting your interests as a shareholder...,” on page 24 of your December 31, 2023 Form 20-F and incorporated by reference. Please revise this risk factor to address the substance of the preceding two bullets and include your revised disclosure directly within the “Risk Factors” section of your next amendment to the registration statement. Also, please include related summary risk factor disclosure.

Response: We have revised the risk factor disclosures on pages 8 and 18 of the Form F-3/A in response to the Staff’s comment.

15.	Please revise to disclose whether your enforceability of civil liabilities discussion is based on an opinion of counsel(s). If you relied on advice of counsel(s), you should identify counsel and file the consent of counsel as an exhibit to the registration statement. If you did not consult counsel, you should explain why. Please revise your disclosure here and elsewhere in the prospectus as appropriate.

Response: We have revised the disclosure on page 42 of the Form F-3/A to state that the enforceability of civil liabilities discussion is based on an opinion of counsel. We have also filed the consent of counsel as an exhibit to the F-3/A.

***

The Company is hopeful that the foregoing answers adequately address the Staff’s questions and looks forward to answering any further questions the Staff may have. You may contact me or the Company’s U.S. counsel, Anthony Basch (804.771.5725), with any further questions. In addition, the Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Conglin Deng
Conglin Deng
Chief Executive Officer

cc: Anthony W. Basch, Esq.